Mail Stop 4561

March 10, 2009

Mr. Subramanian Sundaresh
Chief Executive Officer
Adaptec, Inc.
691 S. Milpitas Blvd.
Milpitas, CA 95035

      Re: Adaptec, Inc.
             Form 10-K for Fiscal Year Ended March 31, 2008
             Filed June 13, 2008
             File No. 0-15071

Dear Mr. Sundaresh:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                         Sincerely,

                         Mark Kronforst
                         Accounting Branch Chief